13010541

MAR 0 1 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-~~68766~~ 66011

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
The Keystone Equities Group, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
50 W. Skippack Pike
(No. and Street)

Ambler (City) PA (State) 19002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (Area Code - Telephone Number)

William B. Fretz, Jr. (610) 415-6300

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLC
(Name - if individual, state last, first, middle name)

1800 JFK BOULEVARD (Address) **PHILADELPHIA** (City) **PA** (State) **19103** (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

CD 8/13

THE KEYSTONE EQUITIES GROUP, LP
(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

THE KEYSTONE EQUITIES GROUP, LP
(A Limited Partnership)
DECEMBER 31, 2012

Table of Contents

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Partners
The Keystone Equities Group, LP

We have audited the accompanying statement of financial condition of The Keystone Equities Group, LP (the "Partnership") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Partnership's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Keystone Equities Group, LP as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 26, 2013

CITRIN COOPERMAN & COMPANY, LLP
1800 JFK BOULEVARD PHILADELPHIA, PA 19103 | TEL 215.545.4800 | FAX 215.545.4810 CITRINCOOPERMAN.COM

THE KEYSTONE EQUITIES GROUP, LP
(A Limited Partnership)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$	10,205
Prepaid expenses		4,619
Property and equipment, net		-
TOTAL ASSETS	$	14,824

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Accounts payable	$	1,991
Contingencies (Note 6)		
Partners' capital		12,833
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	14,824

See accompanying notes to financial statements.

THE KEYSTONE EQUITIES GROUP, LP
(A Limited Partnership)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

NOTE 1. **BUSINESS ACTIVITY**

The Keystone Equities Group, LP (the "Partnership"), a Pennsylvania limited partnership, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is licensed by the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Partnership is owned by Keystone General Partners, Inc. ("KGP"), the general partner and 1% owner, and Keystone Group Holdings, LP ("KGH"), the limited partner and 99% owner. The Partnership is engaged in a single line of business as an introducing broker-dealer, which comprises several classes of services, including investment banking, securities brokerage services for individual clients, and strategic consulting services. The Partnership does not currently provide securities brokerage services.

NOTE 2. **LIQUIDITY**

The accompanying statement of financial condition has been prepared assuming that the Partnership will continue as a going concern. At December 31, 2012, the Partnership had working capital and partners' capital of $12,833. For the year ended December 31, 2012, the Partnership incurred a loss of $75,761.

The Partnership is dependent upon revenue growth from investment banking and strategic consulting services for clients to reach break-even cash flow from operations. KGH has committed to provide capital as needed to fund operating deficits prior to achieving break-even cash flow from operations or profitability, and to cure any net capital deficiencies.

The Partnership's management has taken certain steps to produce new sources of revenue and reduce operating expenses. The Partnership expects a profit from operations in 2013 as a result of these actions.

NOTE 3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Property and equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The costs of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is calculated using the straight-line method based

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment (continued)

on the estimated useful lives of the related assets, which range from three to seven years.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any gain or loss on disposal is recognized.

Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are as follows:

Computer equipment	3 years
Furniture and fixtures	7 years

Fair value measurements

Pursuant to the accounting guidance for fair value measurements and subsequent updates thereto, fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Partnership considers the principal or most advantageous market in which it would transact, as well as assumptions that market participants would use when pricing the asset or liability.

Revenue recognition

The Partnership earns fees as a placement agent for client securities. Cash placement fees earned as a placement agent for client securities are recognized upon the sale of client securities.

Consulting income includes fees from strategic consulting services. Fees from strategic consulting services are recognized when services are performed and collectability is probable.

Income taxes

The Partnership is not a taxpaying entity for federal or state income tax purposes; accordingly, a provision for income taxes has not been recorded in the accompanying financial statement. Partnership income or losses are reflected in the partners' individual or corporate income tax returns in accordance with their ownership percentages.

Uncertain tax positions

The Partnership follows accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board Accounting Standards Codification 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statement when it is more likely than not that the positions will be sustained upon examination by the taxing authorities. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain tax positions (continued)

periods, disclosure and transition.

As of December 31, 2012, the Partnership had no uncertain tax positions that qualified for either recognition or disclosure in the financial statement. Additionally, the Partnership had no interest and penalties related to income taxes.

The Partnership files income tax returns in the U.S. federal jurisdiction and in the state of Pennsylvania. With few exceptions, the Partnership is no longer subject to U.S. federal and state tax examinations by taxing authorities for years before 2009.

Subsequent events

The Partnership evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Partnership did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

NOTE 4. CONCENTRATIONS OF CREDIT RISK

The Partnership places its cash, which may at times be in excess of Federal Deposit Insurance Corporation insurance limits, with major financial institutions and limits the amount of credit exposure with any one institution. The Partnership does not believe it is exposed to any significant credit risks for its financial instruments.

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2012:

Computers	$ 50,620
Office equipment	20,949
Furniture and fixtures	7,000
	78,569
Less: accumulated depreciation	(78,569)
Property and equipment, net	$ -

NOTE 6. LEGAL AND REGULATORY MATTERS

The Partnership is subject to various other legal proceedings from time to time in the ordinary course of business. Although the amount of any liability resulting from such legal proceedings cannot be determined, in the opinion of management, such liability will not have a material adverse effect on the Partnership's financial condition.

The Partnership is subject to various regulatory proceedings arising during the ordinary course of operations. As part of its normal regulatory practice, FINRA has conducted ongoing examinations of the Partnership, which resulted in various exception findings. Management anticipates responding to the exception findings and believes that the ultimate resolution of these matters will not significantly impact the Partnership's operations or have a material adverse effect on the Partnership's financial statement.

The Partnership is subject to a disciplinary proceeding from FINRA's Department of Enforcement related to certain practices that occurred in Covenant. FINRA is seeking penalties and sanctions including the Partnership's membership disbarment. There was an enforcement proceeding which concluded on August 27, 2012. Management is unable to estimate the range of potential loss which may result from this proceeding.

NOTE 7. NET CAPITAL REQUIREMENTS

The Partnership is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2012, the Partnership had net capital of $8,214, which exceeded the Partnership's minimum net capital requirement of $5,000. The Partnership's percentage of aggregate indebtedness to net capital was 24.2% at December 31, 2012.